AMMOSQUARED

2020 Report

Dear investors,

As everyone is keenly aware, 2020 was an unusual year. Fortunately, AmmoSquared Inc., was uniquely positioned to benefit from of the increase in uncertainty and surge in ammunition and gun buying that swept the country. In July and August 2020 alone we saw nearly 1,000 new signups each month! It was so much volume in fact that we needed to turn off our subscriptions to new customers and focus on those that we already had committed to shipping ammunition.

Keep in mind all of this growth occurred BEFORE we rolled out our new web platform (which rolled out in Feb 2021). Even with the old system we were able to more than triple our customer base and keep up with demand.

The future for AmmoSquared Inc is very bright. We closed 2020 with just over 3,500 active subscribers and $186k in Monthly Reoccurring Revenue (MRR). We are forecasting 5-7% monthly growth through 2021 and targeting $300k in monthly MRR by the end of the year.

We need your help!

First, we're always interested in hearing feedback on our latest website updates. Especially with the rollout of our new AMMOSQUARED 2.0 platform, current investors can create an account and sign up for a very small amount. Second, our best form of marketing is word of mouth, so hopefully our investors are telling family and friends about AmmoSquared and our unique approach to buying and managing ammunition.

Sincerely,

Dan Morton

CEO & Co-Founder

Chris Corriveau

CTO & Co-Founder

Clay Knight

Head of Design

Danielle Morton

Co-Founder

Our Mission

We are targeting $40M in annual revenue and a solid, reputable brand in the eyes of gun owners. We are currently growing at 15% month over month. Our basic marketing tests have successfully converted 10% of leads to paying customers. In 5 years storing ammunition off-site in a "digital" format will become as commonplace as buying videos on Amazon Prime. Our vision includes a commodity market for ammunition where customers can exchange and trade the "digital" ammo they have purchased.

See our full profile

How did we do this year?

Report Card

B+

The Good

We saw a HUGE increase in active subscribers. 3x growth in one year. Current waiting list to sign up is nearly 2,000 people.

Streamlined operations, moved into larger warehouse that is climate controlled. Added employees and additional capacity.

Increased buying volume from large distributors and manufacturers.

The Bad

Ammo shortage has caused us to place some hard to find calibers on extended backorder.

New platform rollout for AMMOSQUARED 2.0 took longer than originally expected.

Not keeping up consist communication with investors.

2020 At a Glance

January 1 to December 31


$$$$

$790,576 +11X

Revenue



-$233,592 [19X]

Net Loss


IOU!

$861,923 +348%

Short Term Debt



$391,907

Raised in 2020



$71,467

Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AmmoSquared simplifies ammunition ownership. We essentially turn ammunition into a digital commodity. This allows customers to purchase ammunition in small amounts (less than a full box) via a recurring "drip" purchase plan. Physical inventory is stored off-site, exchangeable, and deliverable upon demand or automatically via a preset schedule.

Our mission is to Simplify Ammunition Ownership for the 100m+ gun owners in America. We do that by combining something physical (ammunition) with something digital (the web) to make ammunition ownership truly effortless.

Milestones

AMMOSQUARED, INC. was incorporated in the State of Delaware in July 2019.

2019 - exceeded 1,000 active subscribers for the first time.

2020 - successfully completed crowdfund campaign and raised nearly $400k, also surpassed 3,000 customers and moved in to 7,500sf climate controlled warehouse.

Historical Results of Operations

Our company was organized in July 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $790,576 compared to the year ended December 31, 2019, when the Company had revenues of $61,265. Our gross margin was 25.26% in fiscal year 2020, compared to 16.3% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $942,679, including $71,467 in cash. As of December 31, 2019, the Company had $180,504 in total assets, including $13,988 in cash.
- *Net Loss.* The Company has had net losses of $233,592 and net income of $12,365 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $863,230 for the fiscal year ended December 31, 2020 and $192,544 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $399,573 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AMMOSQUARED, INC. cash in hand is $71,467.01, as of December 2020. Over the last three months, revenues have averaged $100,622/month, cost of goods sold has averaged $79,403/month, and operational expenses have averaged $58,878/month, for an average burn rate of $37,659 per month. Our intent is to be profitable in 2021.

During 2020 we dramatically increased operations. We added 2 part time, 3 full time employees along with 2 contractors. We moved into a new larger warehouse (7500sf) with a 3 year lease.

Over the next 3-6 months we expect to continue to grow our revenue 3-6% monthly. Expenses for cost of goods will continue in line with revenue growth as we purchase in larger volume.

We have avoided taking on any new sources of debt or equity to fund the business. The main source of capital for the the business is sales revenue.

Net Margin: -30% **Gross Margin: 25%** **Return on Assets: -25%** **Earnings per Share: -$753.52**

Revenue per Employee: $131,763 **Cash to Assets: 8%** **Revenue to Receivables: ~** **Debt Ratio: 92%**

2020_Financial_Statements_-_Ammosquared__Inc.pdf

We ❤ Our 644 Investors

Thank You For Believing In Us

- Tem Balanco
- Craig Vom Lehn
- Nathan Eslinger
- Stephen McElroy
- Karel Krestan
- James Mallard
- Justin Gramm
- William N Brown
- Brandon Sampson
- Bruce Soland
- Paul Washington
- Blaine Lewis
- Vincent woodson
- Tracey Raditz
- D.J. Joseph Shepard
- Madisyn Moorman
- LLewellyn Browne
- Audrey Lonero
- Nehemiah Wilcox-Ho
- Moises Plata
- Todd Smasal
- Jevon Cox
- Jarvis Rutherford
- William T Zaccardi
- Willie White
- Stephen Sams
- Jeffrey Mckinney
- Pascal Corbinand
- Franklin E. Powers, Jr.
- Duane Cathey
- James Costigliola
- Jaime Sanchez Jr
- Michael Reed
- Sean Garrett
- Mark O. Salisbury
- Antonio Thomas
- Shane Shobar
- Jonathan Lockhart
- Maurice Rigaud
- Nicholas Finn
- Jeffrey Oppenheim
- Hsin Hua Lin
- Vincent Sandre
- David Smith
- Christian Deroba
- Michael Gaglione
- Deviprasad Mulluru
- Cedric Bridgewater
- Vikki Appleyard
- William Ball
- William Chellis
- Brett Kulp
- Chad Seitzinger
- John Van Houten
- Dr. Robert B. Chrest Jr.
- David Bennett
- Rajash G Bhakta
- Raymond Nuenke
- Aaron O'Connell
- Justin Coleman
- Adam Bobbs
- Ernesto Rodriguez
- Johnson Oeur
- Will Lopez
- Brandon Hayden
- Noe Mares
- John D Stafford
- Michael West
- Gregory H Guild Jr
- Mark Aras
- Michael Rosenfeld
- Julius R Carver
- Thierno Diallo
- Richard Goodstein
- Robert Cooper
- Vicente G. Parra
- Shawn L Adams
- Sean Eaton
- Dan Maldonado
- Walter R Hassell
- Ronnie L Jones
- Lance Walley
- Kenneth M Laha
- Nadja Green
- Shaunya Boddie
- David Wolfe
- Cameron Hinkley
- Julian Pastor
- Phillip Martinez
- Joe Kirby III
- Sellers Smith
- Thomas W. Peters III
- Benjamin Paine
- Bill Holliday
- Ralph Mitchell
- Lenny Wilson
- Mark Clifford
- Vincent woodson
- Joshua McNamara
- Vicki J Goin
- Trent Brickman
- Frank Wyatt
- Jake Johnson
- Kyle Bivins
- Joseph Short
- S R
- Matthew Williams
- Avery Yeary
- RAYMOND BARTLE
- Aaron OHare
- Augusto Iturriaga
- Brian Kelch
- Trey Bowman
- Cory Ranczka
- Gregory Garner
- Rodney Corder
- Menum Lor
- Matt Manriquez
- Talon Taylor
- Tymothy A Waddell
- James R Weed
- Cecil D. Marrs
- Thomas HULL
- William Turner
- James Ford
- James Collins
- Bryan Krass
- Chad E Widup
- Charles Ritchie
- Aaron Cherry
- Jason Stern
- William R Andrews
- Kiana Lipman
- Andrew Thompson
- Austin Lord
- Charles Politz
- Timothy Howell Mangum
- Jeremy Lorenz
- Anthony DePalma
- Jason Wortley
- Kevin Welch
- Anthony Barnett
- Troy Johnson
- Mark Arruda
- John Solini
- Richard C Shenfeld
- Andrew Frank
- Timothy Taylor
- James Donald Broome JR
- Craig L Wright
- Michael Manfrom
- Johnny Griffice
- Terry Webster
- Greg Cowling
- Glen Dively
- Alfonso P. MADRIZ
- Barbara Siler
- Kevin Brannock
- Brock Peters
- Jaron Ketchum
- Victor Lucas
- Michael Uchmanowicz
- Marc Lein
- Travis Frieri
- Bern Wegeleben
- Bruce Soland
- Daniel Herrera
- Patrick O'Brien Boling
- Orlando Kelly
- Alex L Mazariegos
- Brandon Spear
- Patrick Burk
- Justin Keith Reeger
- Kevin Mclain
- Rick Muirhead
- Aaron Lipman
- Spartan Knight Investme...
- Ian Dunlap
- William E. Wanless
- Jelani A Staine
- Christopher Aragon
- Frank Lopez
- Chris Teffner
- Michael Cabral Poubel B...
- Shaun Tenberg
- Michael Curiel
- Christopher Loren Jenks
- Jonathan Arndt
- Douglas D Walker
- Vincent Jones
- Jacobus Dirk Spreeuwen...
- Paul Luna
- Gene E. Richert
- Thomas W Clark
- Marc Williams
- Benjamin Levi Smith
- John Celoria
- Aoife Celoria
- Adrian Saldana
- Jeffrey Goodman
- Dawn Weis
- Walter Rowntree
- Jerry Tilley
- Michael Berish
- Ralph Knaub
- Tyler Graham
- Richard Wilkens
- Tyler Earman
- Granville Hedrick
- Frank Pearce
- Wayne Lytle
- Michael Stevens
- Michael Leatherman
- Charles Smith
- Paul Piatkowski
- Fenil Shah
- Thomas E HAUGH
- Steve Theodorou
- Joseph Huston
- Termel SLEDGE
- Jose Marcelo Garcia
- Dwight Valentine
- Edwin R Gomez
- Kevin Gillis
- Aaron McBride
- Rafael Martinez
- John Madden
- Eric Sievers
- Rory Rodriguez
- Jeremy Bailey
- Donald M. Bell
- Carol West
- Jason Barrier
- Vance Lester
- Joshua Cuevas
- Walter Atchley
- Scott Hopkins
- Michael K Robertson Jr
- Stuart Baits
- Marshall Ozbirn
- Kevin J Rodriguez-Torres
- Michael Hodgson
- Ronald Sanders
- Taylor W. Bastianelli
- Derek Spohn
- Gabriel Ugalde
- Jeremy Foxx
- David Carrillo
- Jonathan McCormick
- Scott Smith
- Bryan Saint-Louis
- Michelle Mcgibbon
- Jeremy Davies
- Jeff Bush
- Rachael Reed
- Kevin Culkin
- Scott Jessen
- Jeremy Johnson
- Rob McMichael
- Dusty Clark
- Randy Thomas
- Matthew Mysliwiec
- Clifford Martin IV
- Gabriel Fancher
- Chekereha Dean
- David Ross
- Oliver Ray Reed
- Channa Obeyesekere
- Anthony H Yeh
- Dillon Keenan
- David Nootz
- Jeremy Deal
- Drew Watson
- Douglas Gessleman
- Matthew McClelland
- Israela Vershun Pernell
- Christopher Menapace
- Adrian Barajas
- Lynn Sebert
- James Smith
- Raymond Knight
- Jerald Donald Konkel
- John MacLauchlan
- Ethan Adams
- Jeremy Patches
- William Basara
- Curtis Brown
- Chris Memmott
- Wade Shuman
- Donald Parker
- Timothy Elton
- Frederick C Ackermann
- Christopher Allen
- Victor Giannini Jr
- Raymond W Skwire
- Brandon Judy
- Andrew Shadel
- Gabriel Panama
- Anthony Brown
- Victor Ramos
- Trisha Pietz
- Nicolas Edwards
- Matt Peason
- Brian C Tange
- John P Fullam
- Aaron O'Connell
- Michael Whitworth
- Harry D. Akers
- Charles Bull
- Daniel Ribbentrop
- Joshua Orta
- Daryl Scott Burke
- Neal Andrus
- Jack Wood
- Cathy Fahrmeyer
- Roderick Ellis
- James Long
- Marie S Raphael
- Keith Stevens
- Osvaldo Santos Jr
- Jonathan Prater
- Justin Raski
- Seth Hughes
- Michael Orapollo
- Evan J Dankert
- Tom Olofsson
- Harrison Sowden
- Taylor Henderson
- Richard Garza
- Jack McCarty
- Derek Fornof
- Nancy Ramos
- Frank Kotlarsic
- David Davis
- Maureen Serri
- Christopher Smith
- Danica Kaldor
- Juan De La Fuente
- Lee Sherman
- Chad Hill
- Jason Eskins
- Bill Brent
- Dwayne Favors
- Tracy Skrove
- Kenneth T. Hanes
- William Ryan
- Casey Wunsch
- Steven Ontaneda
- Heidi Hecht
- Ethan P Niedermeyer
- Zackery Martinez
- Dan Wingert
- Todd Rogers
- Dave Holmes
- Ulpy Ruiz
- John Viacrucis
- Nicolai Vladimir Gibanov
- Dustin EINHAUS
- Chris Byrd
- Joshua Stafford
- Aj Mann
- Gary M. Forbes
- Michael Fink
- Jolene Richison
- Christopher Minturn
- Ryan Jahnke
- Douglas Wigandt
- Howard Weekley
- Mark Dayrell
- Jeremy Seltzer
- Christopher P. Davey
- Gary Smith
- David Belliveau
- Nathaniel Arndt
- Patrick Enweronye
- Takeema Burton
- Bruce Williams
- Matthew Fraley
- Robert McCandless
- Juan Trujillo
- Mark Monks
- Joseduangel Alfaro
- Charles A Clark
- David Patton
- Joe D. Nugent
- Jerroll Dyson
- Douglas Gessleman
- John Stepan
- Ronald Reynolds
- Patrick McDonald
- Eric Kollmann
- Michael Waters
- Zach S Crisp
- Michael E Dodson
- Lee Heffelfinger
- James R Walters
- Cedric Owens
- Jonathan Wilson
- Eric Ross
- Michael Powell
- Christopher Zitko
- Jonathan Wiseman
- Adam Reichick
- Sandra Arnold
- Keven Garcia
- Thomas Beck
- Marylin Hebert
- Edward T Garton
- Yinkai Feng
- Brian Rummery
- Israel Moore
- Brad & Tanya Justice
- Jordan Antoine
- Lyle Notice
- Zach Byles
- Phillip J Wiley
- John M Pimental
- Tommy Thompkins
- David D'Antonio
- Jerell Scott
- Francis Taccino
- Dave Randolph
- Erick Thomas
- Ernie Boling
- Daniel Phillips
- James Karayanis
- Robin Arruda
- Franklin Johnson
- Nathan Richardson
- Charlie Johnson
- Patricia Armatis
- Clyde Greene
- John Gallion
- Zachary Morand
- Scott L Kensinger
- Dennis R Disney
- Ramon Cuellar
- Vivek Parthiban
- Henry Dafler
- Tom Harald Ekroll
- Albert Perez
- Blake Pennington
- John L Bailey
- Noel Hammill
- Karen Callis
- David Atherton
- Mark Clark
- Scotty Mcswain Davis
- Frank Porfido III
- Robert W Middleton III
- Matt Pappert
- Kenneth C Bryant
- Cody Seyler
- Steve Earle
- Anthony Militano
- Clydell White
- Ahsby Chavez
- Timothy J Hudock
- Kofi Opoku-Akoto
- Keith Balderston
- Kevin Avery
- Angel Cardona
- John Bridgen
- Russell Larocque
- Robert Leclerc
- Jeffrey Allan Blackwell
- Clark Amling
- Marty Ohme
- Randy L. Locher
- Ajay Taparia
- Rodney Cartee
- Brandon Tourigny
- John Friedlander
- Peter A Marikis
- Michael Trofimovich
- Rudolfo Munguia
- Carl Meilahn
- Luciano Torres
- Trevena Williams
- Marby Jurkovac
- Jeff Wick
- Cole Chamberlin
- Yeshua Alexander
- Seth Michael Szink
- Steven Chiger
- Kenneth Cross
- Paul Putnam
- Isaac K. Miles
- Russell Brandon
- Paul Kuenzle
- Maxime Dubreucq
- Susan Mengel-Christ
- Jerry Baker
- Ryan Cox
- Bern Wegeleben
- Aaron Swenson
- James McCrory
- Will Strickland
- Cory Mckinney
- Dustin Schneider
- Matthew Guerke
- John King
- Doyle Thorn
- Christopher Noebels
- Michael Huston
- Hannah Sillars
- Jason Pati
- Jovan Guy
- Danica Kaldor
- David Montross
- Don Colt
- Timothy Bernier
- Sara Dixon
- William Roark
- Daniel Scott
- Randall Lieberman
- Jack Belcher
- Daniel Polanco
- Travis J Baldwin
- Jesse Megura
- Grant D Schmidt
- Jeffrey Juchau
- Boe Green
- Justin Christian
- Marcus Mangum
- David Welter
- Christopher Murray
- Eric Johnson
- Rudy Mendoza
- Chris Daniels
- Rebecca Cain
- Justin Walton
- Christopher Ballard
- Brannon Gudith
- Raymond M Clift
- Samuel Francis Wolf
- Andrew Farthing
- Jeremy Rehnke
- Timothy Thompson
- Terral King
- Mark Moennig
- Yery Gonzalez
- Justin H. Lutz
- Chris Kriegner
- Shawn Morehead
- Tyler Eichhorn
- Anne Jernigan
- Kamran Sadiq
- Benjamin Bert
- Paul Rodgers
- Mark Cain
- John C Cooper
- Richard W. Van Hoozer
- Jason Scott
- David MATA
- Ismael Toribio
- Christopher Walter
- Kim F Grubbs
- Miguel Pagan
- Ryan Hyndman
- John Whitten
- Daniel L RICHARDS
- Justin Daniels
- John R Henry
- Don Bouma Jr
- David Crooks
- Theresa Gilliard

Jeff Wright
Patrick Learned
Rafael Vallejo
Marc E OUELLETTE
Robert Roman
Steven Stanley
Miguel Agosto Jr
Rosanna Ly
Brian Hargett
Eugene Derfinyak
Matt Pappert

Lorilyn Ferrao
Kerwin T Bailey
John Willgohs
Vergel G VICENTE
Chris Evans
John Neal
Andrew Dysart
Josh Whorton
Kenneth Fox
Brian Fletcher
Mark Moennig

Quinton Armstrong
Dickie J Seavers
Diane R PLUNKETT
Christopher Moss
Jeremiah Bird
Ervin Epley
Raymond M Range
Mike Thomas
Benjamin L. Frech
Nicolas Edwards
Brian Kelch

Teresa De Loera
Matthew Villegas
Richard Scott
Ken Massingale
Ryan Gagne
Chris Stewart
Steve Brown
Chad Schulz
Sherman Roy Runyon
Chad E Widup
Thomas HULL

Ron Brown
William Lanier
Robert R Belanger
Jonathan Keele
Juan Gomez
Clifton Wiggins
Brian Imholz
John Huey
Charles Halapin
Jerry Tilley
Michael Berish

Rafael Caballero
Greg McDonald
Joseph McDonald
Jared Boshart
Jon Banfield
Yaneth Caballero Chavez
Billy Lambert
Brett Hanson
Michael Olague
Jolene Richison
David Atherton

Jesus Caballero Chavez
Joseph Evans Iii
Brandon Roberts
Joel Adair
Ryan Gagne
Matthew Mooney
Derek Little
Curt Tomlinson
Josh Humble
William Basara
Aaron Cherry